[logo – American Funds ®]

American Funds Target Date Retirement Series
333 South Hope Street
Los Angeles, California  90071
Phone (213) 486-9447

Steven I. Koszalka
Secretary

December  29, 2009

Ms. Laura Hatch, Staff Accountant
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	American Funds Target Date Retirement Series, Inc.
File No. 333-138648 and No. 811-21981

Dear Ms. Hatch:

This letter is in response to oral comments we received from you on November 25, 2009 to the fund’s Post-Effective Amendment No. 7 to the Registration Statement under the Securities Act of 1933 and Amendment No. 9 to the Registration Statement under the Investment Company Act of 1940.  We appreciate your prompt response to the filing.

Our responses to your comments are set forth below. We will incorporate any changes to the fund’s Registration Statement in a filing pursuant to Rule 485(b) to be automatically effective on January 1, 2010.

1.         Investment objective – pages 1, 6, 12, 18, 24, 30, 36, 42, 48 and 54 of the prospectus

Comment:  Please include a more detailed description of each fund’s investment objective.

Response:  We have included the following language to each fund’s investment objective section: “The fund will increasingly emphasize income and conservation of capital by investing a greater portion of its assets in bond, equity income and balanced funds as it approaches and passes its target date.  In this way, the fund seeks to balance total return and stability over time.”

2.	Fees and Expenses of the fund – pages 1, 6, 12, 18, 24, 30, 36, 42, 48 and 54 of the prospectus

Comment:  Please remove the following sentence from the lead in paragraph to the fee table, “Since each fund pursues its investment objective by investing in other mutual funds, you will bear your proportionate share of a fund’s operating expenses and also, indirectly, the operating expenses of the underlying funds in which it invests.”

Response:   We will remove this language from the fees and expenses section of the summary prospectus.

3.	Fees and Expenses of the fund – pages 1, 6, 12, 18, 24, 30, 36, 42, 48 and 54 of the prospectus

Comment: Please remove the line item, “Operating Expenses of Target Date Fund” from the fee table.

Response: We have removed this line item from the table.

4.	Fees and Expenses of the fund – pages 1, 6, 12, 18, 24, 30, 36, 42, 48 and 54 of the prospectus

Comment:  Please call the item “Total annual fund operating expenses” in the fee table.

Response:   We will update our disclosure in response to this comment.

5.	Fees and Expenses of the fund – pages 1, 6, 12, 18, 24, 30, 36, 42, 48 and 54 of the prospectus

Comment: Footnotes 1, 3 and 4 of the fee table should be removed.

Response: We will update the footnotes to the fee table based on our recent phone conversation and according to Form N-1A.

6.         Fees and Expenses of the fund: Example – pages 2, 7, 13, 19, 25, 31, 37, 43, 49 and 55 of the prospectus

Comment:  Please remove the sentence that reads, “The examples do not reflect the impact of any fee waivers or expense reimbursements.”

Response:   We will remove this sentence from the paragraph in the Example section of the summary prospectus.

7.         Fees and Expenses of the fund: Example – page 2 of the prospectus

Comment: Please eliminate years five and ten from the expense example for American Funds 2055 Target Date Retirement Fund.

Response: We will update our disclosure to reflect this comment.

8.         Fees and Expenses of the fund: Example – pages 2, 7, 13, 19, 25, 31, 37, 43, 49 and 55 of the prospectus

Comment: Please eliminate the asterisk footnote below the expense example.

Response: We will update our disclosure to reflect this comment.

9.         Portfolio turnover – page 2 of the prospectus

Comment: Please eliminate the last sentence of this section since American Funds 2055 Target Date Retirement Fund is a new fund.

Response: We will update our disclosure to reflect this comment.

10.        Principal investment strategies—pages 3, 8, 14, 20, 26, 32, 38, 44, 50, and 56 of the prospectus

Comment: Please move the following sentence to the investment objectives strategies and risks section: “In addition to investing in a mix of American Funds, each fund may also invest in funds in the American Funds Insurance Series or other funds managed by Capital Research and Management Company and its affiliates, subject to obtaining any necessary regulatory approvals and notifying shareholders in advance.”

Response: We will update our disclosure to reflect this comment.

11.       Principal investment strategies— pages 3, 8, 14, 20, 26, 32, 38, 44, 50, 56 and 61 of the prospectus

Comment: Please update the investment strategy to reflect the 2055 Fund.

Response: We will update our disclosure to reflect this comment.

12         Principal Risks – pages 4, 9, 15, 21, 27, 33, 39, 45, 51, 57 and 61 of the prospectus

Comment: Please describe the risk disclosure relating to lower quality debt securities in a separate paragraph.

Response: We will update our disclosure to reflect this comment.

13.       Principal risks – pages 4, 9, 15, 21, 27, 33, 39, 45, 51 and 57 of the prospectus

Comment: Please remove any disclosure that is not a risk from this section.

Response: We will update our disclosure to reflect this comment.

14.       Management – page 11 of the fund’s prospectus

Comment: For American Funds 2055 Target Date Retirement Fund, please update the table of investment professionals to reflect that the investment professionals have been managing the fund since the fund’s inception.

Response: We will update our disclosure to reflect this comment.

15.        Investment results—pages 10, 16, 22, 28, 34, 40, 46, 52, 58 and 64-66 of the prospectus

Comment: Please remove the following sentence from this section, “Lifetime results for the fund and index are measured from February 1, 2007 through December 1, 2008.”

Response: We will update our disclosure to reflect this comment.

16.       Purchase and sale of fund shares – page 60 of the fund’s prospectus

Comment: Please remove the first sentence of this section that reads, “Eligible retirement plans and investors wishing to establish an individual retirement account (IRA) generally may open an account and purchase Class A or R shares as appropriate by contacting any financial adviser or investment dealer (who many impose transaction charges in addition to those described in this prospectus) authorized to sell these classes of the fund’s shares.”

Response: We will update our disclosure to reflect this comment.

17.       Underlying fund investment objectives, risks and investment results

Comment: Please update the disclosure of the underlying fund investment objectives, risks and investment results consistently with the comments you have received from us regarding those funds in 485(A) filings.

Response: Where we have received comments from you on underlying funds, we will update our disclosure accordingly.

18.        Investment objectives, strategies and risks – page 61 of the fund’s prospectus

Comment: Please provide further detail about what happens when a fund reaches its target date.

Response: We will update our disclosure to reflect this comment.

Thank you for your consideration of our response to your comments.

If you have any questions please do not hesitate to contact me at (213) 486-9447 or Katie Newhall at (213) 615-0108.

Sincerely,

/s/ Steven I. Koszalka
Steven I. Koszalka
Secretary